Exhibit 99.1

SEALSQ Reports Q1 2026 Key Financial and Operational Metrics and Provides Business Update

Reaffirms FY 2026 Revenue Guidance, Projecting Year-Over-Year Growth of 50% to 100%, Underscoring Continued Business Momentum

Geneva, Switzerland, April 8, 2026 -- SEALSQ Corp. (NASDAQ: LAES), ("SEALSQ" or "Company"), a leading developer of post-quantum semiconductors and cybersecurity solutions, today announces key financial and operational metrics for Q1 2026 and reaffirms its full-year 2026 financial guidance. All Q1 2026 numbers reported are preliminary and unaudited.

SEALSQ ended Q1 2026 with clear commercial momentum, marked by scaled production, accelerated advancements in Post-Quantum innovation, expanding global partnerships, and solidified position as a leader in the emerging quantum-security infrastructure market.

Q1 2026 Key Financial and Operational Highlights

Q1 2026 revenue of approximately $4.1 million, represents a substantial increase of over 200% compared to its Q1 2025 revenue of $1.3 million. This acceleration reflects growing demand across SEALSQ's traditional product portfolios and a continued expansion of the Company's pipeline.

Key drivers of Q1 2026 growth include:

•	Increased revenue from Vault-IC secure element technology, driven by demand from connected objects requiring internet-secure connections.

•	The full-quarter consolidation of IC'ALPS revenues, with the acquisition having been completed on August 4, 2025 and revenues consolidated from that date.

•	Continued traction in smart meter and PKI recurring revenue streams, supported by partnerships with leading industrial OEM partners including Landis & Gyr.

Balance Sheet & Liquidity

As of March 31, 2026, SEALSQ maintained strong cash and short-term investments of over $525 million, well positioning the Company to execute on its growth strategy and strategic investment program.

This liquidity position reflects:

•	Completion of a $125.0 million Registered Direct Offering on March 16, 2026, priced at-the-market under Nasdaq rules, with proceeds earmarked to accelerate Post-Quantum and Quantum commercialization in the United States and Europe.

•	Disciplined capital deployment of approximately $30 million into strategic investments in FY 2025, spanning IC'ALPS, ColibriTD, EeroQ, WISeSat, Quantix Edge Security, and the WeCan Group with further investment opportunities currently being evaluated and planned for completion in FY 2026.

•	Expansion of the SEALSQ Quantum Fund to $200 million, underpinning the Company's long-term Root-to-Qubit ecosystem strategy.

FY 2026 Guidance Reaffirmed

SEALSQ reaffirms its previously communicated FY 2026 guidance, with revenue expected to grow between 50% and 100% year-over-year. The Company's strong Q1 2026 start reinforces confidence in this outlook.

The FY 2026 guidance is underpinned by the following drivers:

•	Full-year consolidation of IC'ALPS revenues, compared to five months of contribution in FY 2025.

•	Continued growth in the existing range of secure semiconductor products, and entry into the Trusted Platform Module (TPM) market.

•	Commercialization of the QS7001 and QVault TPM Post-Quantum products, with first revenues anticipated for the latter part of 2026.

•	Expected launch of a custom Post-Quantum enabled chip development (ASIC) with contractualization expected in the second half of 2026.

•	Growing adoption of Post-Quantum Cryptography in response to the quantum threat to traditional encryption methods.

•	Current and expected growth in PKI subscription contracts driven by increased digital. transactions, escalating cyberattack sophistication, shift to cloud-based models, and ultimately enforcement of digital security regulations like the CRA.

•	Anticipated initial revenues from the Quantix Edge Security project and sovereign semiconductor initiatives.

•	Rising global demand for quantum-resistant security, supported by regulation like CNSA 2.0 and government-driven sovereign semiconductor programs.

Increasing brand awareness and global market penetration of SEALSQ across key verticals supported by high impact visibility activities (including partnerships with BWT Alpine Formula One Team and CNBC)

Active Business Pipeline

SEALSQ's active business pipeline exceeds $200 million in potential revenue opportunities spanning 2026 through 2029, of which $60 million is directly linked to the QS7001 Post-Quantum secure element and QVault TPM programs.

Pipeline contributors span the following business lines:

Business Line	Description
QS7001 & QVault TPM	Next-generation Post-Quantum secure elements and TPM product lines; $60M+ of pipeline linked to these programs for 2026–2029.
IC'ALPS (ASIC Design)	Custom semiconductor design for healthcare, automotive, IoT, and sovereign applications, including QASIC development.
Quantix Edge Security	Spanish semiconductor Design, Test and Personalization Center; initial revenues expected in 2026.
Smart Meter & PKI	Recurring revenue from certificate lifecycle management and secure semiconductor contracts with industrial OEM partners.
WeCan Group	KYC infrastructure for the financial sector; integrated with SEALSQ's Post-Quantum cryptography stack.

These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Quantum Shield QS7001

Accreditation Process

SEALSQ reaffirmed that the QS7001 certification process is progressing substantially in line with the timeline previously communicated. The Company has received the formal written confirmation from SERMA, the independent evaluator, that the most critical part of the Common Criteria evaluation required to achieve Evaluation Assurance Level (EAL) 5+, namely fault injection and side-channel attack testing, confirming the QS7001's resistance, passed in March as anticipated. The overall certification process and SEALSQ's expected timeline to receive first production revenues in late 2026 remain unchanged and on-track.

Entropy Source Validation (ESV)

The independent laboratory has completed its evaluation of the Random Number Generator, a foundational component of overall security, under the NIST FIPS SP 800-90B framework. The assessment confirmed that the chip fully complies with the required specifications, and the evaluation report has been formally submitted to NIST for review.

While SEALSQ controls the delivery of evaluation milestones, the final validation timelines remain in the hands of regulatory authorities. These processes are outside of SEALSQ's control and are expected to take time.

Common Criteria

On the Common Criteria front, the hardware evaluation has been completed by the accredited laboratory. This included a comprehensive review of the overall hardware security architecture, as well as the SHA-3 hardware design foundational to SEALSQ's Post-Quantum cryptographic capabilities. The outcome was positive and aligned with the defined security targets.

The testing laboratory is finalizing the administrative steps to issue the formal Common Criteria lab letter. The report will subsequently be submitted to ANSSI, the authority responsible for issuing the Common Criteria EAL5+ certification. EAL5+ is a highly sought-after hardware and software certification level, achieved by only a limited number of players in the global semiconductor industry.

Commercial Traction

SEALSQ currently has more than ten prospective customers actively evaluating the QS7001 and its SDK (Software Development Kit). This includes Lattice Semiconductor, with whom SEALSQ has already made a public announcement and demonstrated a proof-of-concept unified TPM-FPGA solution at the Embedded World 2026 conference.

SEALSQ has taken important initial steps to establish its US market presence through partnerships with Trusted Semiconductor Solutions, a Category 1A Trusted-accredited company serving US defense and government agencies, and Lattice Semiconductor, a leading provider of secure, low-power FPGAs for edge computing. These partnerships validate both the relevance of SEALSQ's approach and the demand for hardware-based security and Post-Quantum capabilities in the US market. SEALSQ is also engaged in advanced discussions with leading semiconductor companies around next-generation secure microcontroller platforms.

Evaluation kits for the QS7001 have been available since November 2025. It is standard industry practice for customers to begin development and testing well before certification is fully finalized.

Typical Customer Engagement Cycle: 12-18 Months

#	Phase	Description
1	Evaluation	R&D teams explore QS7001 capabilities using evaluation kits, with a key focus on transitioning from traditional cryptographic algorithms (RSA, Elliptic Curve Cryptography) toward the Post-Quantum cryptography libraries embedded in the SEALSQ platform.
2	Development & Validation	Customers build their software stacks, integrate them into target devices, and perform extensive testing including functionality, performance, and quality assurance.
3	Industrialization	Customers provide their validated software to SEALSQ, which then securely provisions customers at the wafer level through its trusted supply chain.

SEALSQ's certification milestones are directly supporting its customer engagement efforts. The positive evaluation results achieved to date are enabling customers to advance their projects with confidence, reinforcing SEALSQ's leadership in Post-Quantum semiconductor security.

Q1 2026 Strategic & Corporate Milestones

Capital Markets & Corporate

Mar 16, 2026	Completed a $125.0 million Registered Direct Offering priced at-the-market under Nasdaq rules, with proceeds intended to accelerate Post-Quantum and Quantum commercialization in the United States and Europe.
Mar 25, 2026	Expanded the SEALSQ Quantum Fund to $200 million to build a sovereign, end-to-end Quantum stack spanning secure silicon, Quantum communications, and cloud Quantum infrastructure.
Feb 23, 2026	Announced relocation of Geneva headquarters to the Pont-Rouge business district in August 2026, a modern low-carbon facility offering enhanced connectivity.

Quantum Ecosystem & Strategic Investments

Mar 24, 2026	Signed a Letter of Intent to acquire 100% of Miraex SA, a Swiss developer of photonics-based Quantum interconnect solutions, via the SEALSQ Quantum Fund. Closing expected by end of June 2026, subject to customary conditions.
Feb 19, 2026	Made a follow-on strategic investment in EeroQ (US), a Quantum computer company pioneering the electrons-on-helium (eHe) architecture, building on SEALSQ's initial December 2025 investment.

Technology & Product

Mar 6, 2026	Published the comprehensive 2026 Certification Roadmap for the QS7001 Secure Element and QVault TPM product lines, confirming all four variants — QS7001 V1, QS7001 V2, QVault TPM-183, and QVault TPM-185 — are on track for CC EAL5+, FIPS 140-3, and TCG certifications through Q4 2026.
Mar 20, 2026	Announced deployment of Post-Quantum cryptography (PQC), including NIST-selected algorithms CRYSTALS-Kyber and CRYSTALS-Dilithium, across hardware, blockchain, digital transaction, and satellite IoT infrastructures, in collaboration with WeCan, WISeSat.Space, and WISeID.com.
Mar 18, 2026	Jointly announced with WISeSat the commercial Quantum Spatial Orbital Cloud (QSOC): a planned 100-satellite constellation delivering Quantum Key Distribution (QKD), QRNG, and Post-Quantum identity services as a subscription cloud for banks, governments, and enterprises, with full operational capability targeted for 2033.

Strategic Partnerships

Feb 18, 2026	Announced collaboration with Lattice Semiconductor to deliver a unified TPM-FPGA architecture for Post-Quantum security, integrating SEALSQ's QS7001 and QVault TPM into select FPGA solutions, with a live proof-of-concept demonstrated at Embedded World 2026.
Mar 13, 2026	Expanded strategic partnership with Parrot Drones to integrate SEALSQ Post-Quantum cryptography (CRYSTALS-Kyber, CRYSTALS-Dilithium, FIPS-compliant, Common Criteria EAL5+) into Parrot's next generation of secure professional UAVs, aligned with CNSA 2.0 migration timelines.
Mar 26, 2026	Announced readiness to support the Wi-SUN Alliance and its members with QS7001 Post-Quantum chips and INeS PKI services to build Quantum-resilient smart meter ecosystems, including participation in the Wi-SUN Open House 2026 in Tokyo.
Feb 27, 2026	Announced expanded Japanese market presence aligned with Japan's government mandate targeting Quantum security adoption by 2035.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com